Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Consolidated Financial Statements
For the year ended August 31, 2008

Filed: December 1, 2008

A copy of this report will be provided to any shareholder who requests it.

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of August 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2008.

//signed// R. Michael Jones Chief Executive Officer	//signed// Frank Hallam Chief Financial Officer

November 21, 2008

Independent Auditors’ Report

To the Shareholders of Platinum Group Metals Ltd.

We have completed integrated audits of Platinum Group Metals Ltd.’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at August 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Platinum Group Metals Ltd. as at August 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at August 31, 2006 and the results of its operations and its cash flows for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 8, 2006.

Internal control over financial reporting

We have also audited Platinum Group Metals Ltd.'s internal control over financial reporting as at August 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and  performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at August 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
November 21, 2008

Comments by Auditors for U.S. readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for financial instruments as described in note 2 to the consolidated financial statements.  Our report to the shareholders dated November 21, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
November 21, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Platinum Group Metals Ltd. (An exploration stage company)

We have audited the consolidated statement of operations of Platinum Group Metals Ltd. (an exploration stage company) and cash flows for the year ended August 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended August 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

"Deloitte & Touche LLP"
Independent Registered Chartered Accountants
November 8, 2006

COMMENTS BY AUDITORS ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the 2006 consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated November 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 (f) to the 2006 consolidated financial statements. Our report to the shareholders, dated November 8, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

"Deloitte & Touche LLP"
Independent Registered Chartered Accountants
November 8, 2006

At August 31, 2008

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Balance Sheets

(expressed in Canadian dollars)	Aug. 31, 2008	Aug. 31, 2007
ASSETS		
CURRENT		
Cash and cash equivalents (Note 11(b))	$ 1,779,871	$ 12,669,067
Short-term investments	-	2,000,000
Marketable securities (Note 4)	1,118,000	210,000
Amounts receivable (Note 3)	315,176	597,989
Due from WBJV partners (Note 5)	720,958	2,991,745
Prepaid expenses and other assets	92,075	85,456
Total current assets	4,026,080	18,554,257
PERFORMANCE BONDS	126,376	49,411
INVESTMENT IN WBJV (Note 5)	18,894,625	12,413,426
MINERAL PROPERTIES (Note 6)	5,806,510	5,375,656
SURFACE RIGHTS (Note 7(b))	3,159,102	-
FIXED ASSETS (Note 7(a))	479,890	371,453
Total assets	$ 32,492,583	$ 36,764,203
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 2,875,761	$ 2,304,845
Advances from WBJV partners (Note 5)	-	3,613,919
Total liabilities	2,875,761	5,918,764
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	55,359,342	52,373,858
Contributed Surplus	3,781,843	3,006,384
Accumulated other comprehensive income (Note 2(m), 4 & 5)	(2,268,847)	(2,365,876)
Deficit accumulated during the exploration stage	(27,255,516)	(22,168,927)
Total shareholders' equity	29,616,822	30,845,439
Total liabilities and shareholders' equity	$ 32,492,583	$ 36,764,203
CONTINGENCIES AND COMMITMENTS (NOTE 10)		
SUBSEQUENT EVENTS (NOTE 15)		

APPROVED BY THE DIRECTORS:

"Iain McLean"

Iain McLean, Director

"Eric Carlson"

Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

For the year ended August 31, 2008

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Operations and Comprehensive Income

August 31, 2006 to August 31, 2008

(expressed in Canadian dollars)

	Year ended August 31, 2008	Year ended August 31, 2007	Year ended August 31, 2006	Cumulative amount from March 16, 2000 to August 31, 2008 (unaudited)
EXPENSES				
Amortization	$ 132,172	$ 125,046	$ 93,906	$ 493,703
Annual general meeting	65,663	82,697	50,563	295,024
Filing and transfer agent fees	152,853	129,803	49,108	568,132
Foreign exchange loss	37,340	83,292	114,912	218,532
Insurance	105,844	62,469	28,683	262,714
Mineral property costs written off	-	1,323,222	1,174,325	6,430,293
Management and consulting fees	843,758	690,504	367,891	3,155,007
News releases, print and mailout	75,688	83,999	92,281	703,949
Office and miscellaneous	227,497	230,829	156,795	1,047,246
Professional fees	973,425	416,945	266,223	2,460,789
Promotion	214,524	193,296	112,721	837,277
Property investigations	170	950	850	129,374
Rent	184,094	133,822	100,685	657,486
Salaries and benefits	1,345,722	1,400,258	904,385	4,914,461
Shareholder relations	128,340	216,597	153,220	1,048,692
Stock compensation expense	580,128	1,487,661	110,176	3,596,186
Telephone	73,415	78,605	44,609	326,665
Travel	859,139	656,965	271,883	2,409,960
Recoveries (Note 9(b) (c))	(243,895)	(205,410)	(162,639)	(1,340,849)
	(5,755,877)	(7,191,550)	(3,930,577)	(28,214,641)
Less interest earned	243,339	434,949	72,597	932,699
Loss before other items	(5,512,538)	(6,756,601)	(3,857,980)	(27,281,942)
Other items:				
Write-down of and equity loss in investment	-	-	-	429,275
Gain on sale of marketable securities	-	-	(5,050)	(47,682)
Loss on sale of fixed assets	-	1,522	343	8,930
	-	1,522	(4,707)	390,523
Loss for the period before income taxes	(5,512,538)	(6,758,123)	(3,853,273)	(27,672,465)
Future income tax recovery	425,949	-	-	2,162,949
Loss for the period	$ (5,086,589)	$ (6,758,123)	$ (3,853,273)	$ (25,509,516)
Other comprehensive income				
Currency Translation Adjustment (Note 5	(674,771)	(1,707,495)	(658,381)	(3,040,647)
Unrealized loss on marketable securities (note 2 (l) & 4)	(821,101)	-	-	(821,101)
Comprehensive income for the period	$ (6,582,461)	$ (1,707,495)	$ (658,381)	$ (3,861,748)
Basic and diluted loss per common share	$ (0.08)	$ (0.12)	$ (0.08)	
Weighted-average number of common shares outstanding	61,978,849	58,042,450	47,230,202

See accompanying notes to the consolidated financial statements.

See accompanying notes to the consolidated financial statements.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements

For the year ended August 31, 2008

1.           NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.           SIGNIFICANT ACCOUNTING POLICIES

i) These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)           Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the WBJV (Note 5 and Note 15(a)) is accounted for as an investment in the WBJV.

(b)           Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options, contracts and surface rights. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be amortized on a straight line basis over the life of the property based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less. The Company holds no asset-backed commercial paper.

(d)           Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no significant reclamation liabilities as at year end.

(e)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (f)           Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

`                Computer equipment and sofware     30% declining balance
                  Office furniture and equipment      20% declining balance
           Vehicles                                                         30% declining balance
Leasehold improvements                           2 years straight line

(g)           Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

(h)           Earnings (loss) per common share

Basic earnings (loss) per common share is calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(i)           Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)	Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The investment in the WBJV translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity in accumulated other comprehensive income until they are realized by a reduction in the investment.

(k)           Stock-based compensation

The fair values for all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to the investment in WBJV or mineral properties, as applicable.

Cash received on the exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is also transferred to share capital.
(l)	Changes in accounting policies

Effective September 1, 2007, the Company adopted CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity. As the Company has not undertaken hedging activities, adoption of Section 3865 currently has no impact. Prior to September 1, 2007, the principal accounting policies affecting financial instruments related to marketable securities that were valued at the lower of original cost and fair market value.

CICA Section 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value based on quoted market bid prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.  All of the Company’s marketable securities have been designated as available-for-sale.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than its shareholders and includes items that would not normally be included in net earnings or loss such as unrealized gains or losses on available-for-sale investments.

(m)           Financial instruments

The Company’s financial instruments are comprised of cash and cash equivalents, short-term investments, marketable securities, amounts due from WBJV partners, accounts payable and accrued liabilities and advances from WBJV partners.   Unless otherwise stated it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Cash and cash equivalents are recognized at their fair value and the carrying value of all other financial instruments approximate their fair values due to their short-term maturity or their capacity of prompt liquidation. Marketable securities are recorded in the financial statements at fair value.
(n)           New accounting pronouncements

Canadian GAAP

Capital disclosures and financial instruments – disclosures and presentation

On  December  1,  2006,  the  CICA  issued  three  new  accounting  standards:   Handbook Section  1535,  “Capital  Disclosures”,  Handbook  Section  3862, Financial  Instruments  – Disclosures”,  and  Handbook  Section  3863, “Financial  Instruments  –  Presentation”.  These  standards  are  effective  for  interim  and  annual  financial  statements  for  the Company’s reporting period beginning on September 1, 2008.

Section  1535  specifies  the  disclosure  of  (i)  an  entity’s  objectives,  policies  and  processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether  the  entity  has complied  with  any  capital  requirements;  and  (iv)  if  it  has  not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place  increased  emphasis  on  disclosures  about  the  nature  and  extent  of  risks  arising  from financial instruments and how a company manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements for the Company’s reporting period beginning September 1, 2008.

Goodwill and Intangible Assets

The  CICA  issued  the  new  Handbook  Section  3064,  “Goodwill   and  Intangible  Assets”, which will  replace Section 3062, “Goodwill  and Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently  assessing  the  impact  of  these  new  accounting standards  on  its  financial statements. Adoption of this standard will result in the withdrawal of EIC 27.

3.           AMOUNTS RECEIVABLE

Expenditure advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

4.           MARKETABLE SECURITIES

At August 31, 2008, the Company has the following marketable securities recognized at fair value:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	740,000	790,000
West Timmins Mining Inc.	800,001	160,000	168,000	328,000

Total Marketable Securities		210,000	908,000	1,118,000

At August 31, 2007, the Company has the following marketable securities recognized at cost:

	Number of Shares	Cost ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	1,300,000
West Timmins Mining Inc.	800,001	160,000	784,001

Total Marketable Securities		210,000	2,084,001

On September 1, 2007, pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $1,874,001 with a corresponding adjustment to accumulated other comprehensive income less the future income tax adjustment of $281,100. The adjustment represents the after-tax unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2008 after an adjustment of a future income tax recovery of $144,900 the Company recognized an unrealized loss of $821,101 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income.

Both of the above marketable securities are related parties of the Company, as discussed in Note 9.

5. INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	Aug. 31, 2008	Aug. 31, 2007
Opening Balance	$14,779,302	$10,861,834
Additional investment	7,155,970	3,917,468
Balance before translation	21,935,272	14,779,302
Translation adjustment	(3,040,647)	(2,365,876)
Ending Balance	$18,894,625	$12,413,426

Details of the assets of the WBJV, excluding the property rights contributed by the other venture partners, are as follows:

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each hold a 37% working interest in the WBJV, while Africa Wide holds a 26% working interest.

In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”). The transaction closed in September 2007 and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded an earn-in exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have funded expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to April 2008 the partners to the WBJV approved budgets in the amount of Rand 124 million (approximately C$16.5 million). At August 31, 2008 total contributions of $720,958 were owing to from Anglo Platinum (approximately $420,000 or Rand 3.042 Million) and Africa Wide (approximately $301,000 or Rand 2.182 million).  These balances were recorded as receivables by the Company and payment was received subsequent to the end of the year. At August 31, 2007 Anglo Platinum had an unspent contribution balance of Rand 24,517,766 (C$3,613,919) which was used to fund their pro-rata share of further expenditures on the WBJV. At August 31, 2007 Africa Wide owed approximately Rand 20,296,777 (C$2,991,745) in outstanding contributions. This amount was recorded as a receivable by the Company at August 31, 2007 and was received in the year ended August 31, 2008 from Wesizwe.

The Company published a Feasibility Study for Project 1 of the WBJV on July 7, 2008.  Based on the WBJV resource estimate prepared for this document the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred platinum group element ounces from the original contributed properties comprising the WBJV, determined in accordance with the South African Mineral Resource Committee (“SAMREC”) code. Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ will receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured four element or “4E” ounce of combined platinum, palladium, rhodium and gold.  Each party will then have the opportunity to make a one-time equalizing payment or contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. At August 31, 2008 the Company’s equalization payment due to Anglo Platinum was calculated at approximately US $20.0 million. Under the terms of the WBJV agreement the equalization payment will become payable subsequent to a decision to mine by the WBJV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” parties to the JV and by doing so they would be subject to dilution.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV was recorded at cost as it represents a non-monetary exchange. The Company’s earn-in expenditure of Rand 35 million was also recorded as a cost of the investment.

Effective May 31, 2006 the Company concluded that the functional currency of WBJV was the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in accumulated other comprehensive income as a separate component of shareholders’ equity.

(a)	Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of Rand 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. In 2005 the Company purchased all surface and mineral rights to the property in exchange for Rand 7.0 million (approximately C$1.4 million). In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(b)	Onderstepoort interest

During 2003 the Company entered into option agreements to acquire mineral rights on seven portions of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company could earn 100% of the mineral rights over certain portions and 50% of the mineral rights over the balance. The Company now holds New Order prospecting permits on all of these farm portions.  Since 2003 the Company has paid Rand 834,000 in option payments for the properties.

During fiscal 2007 the Company negotiated and executed the buy-out and cancellation of one of the option agreements to acquire a 50% undivided interest in two farm portions in exchange for 50,000 common shares of the Company valued at $230,000.   During fiscal 2008 the Company negotiated and executed the buy-out and cancellation of the remaining option agreements for all remaining farm portions for one additional payment of 50,000 shares of the Company valued at $165,500.

6.           MINERAL PROPERTIES

Year ended August 31, 2008

Year ended August 31, 2007

      (a)           Republic of South Africa

(i)           War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2008 total $3,524,754 (August 31, 2007 - $3,394,062).

Under the Old Order permits, the Company could purchase 100% of these mineral rights at any time for US$690 per hectare. The Company had also agreed to pay prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits were to be converted into New Order permits during a transition period. This process is now complete for the War Springs and Tweespalk properties. The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.

Africa Wide has a 30% participating interest in the Tweespalk property. During the year, the Company received payment in full from Wesizwe Platinum Ltd. for Africa Wide’s share of costs to August 31, 2007, which amounted to Rand 1,549,673 (C$211,840 at August 31, 2008). The payment was treated as a recovery of costs relating to the Tweespalk property.

 (b)           Ontario, Canada

 (i)           Lac des Iles (“LDI”) River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)           South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)	Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(v)           Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount property located near Wawa, Ontario. Exploration results on the project to date have been of interest, but in light of certain title deficiencies and a complex title chain, the Company has abandoned the project. During fiscal 2007, deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 were written off.

 (c)           Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.           FIXED ASSETS

(a)           Equipment, Leaseholds and Vehicles

(b)           Surface Rights

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.09 million).  During the year the Company also entered into a legally binding agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$2.07 million).  Prior to year end the Company paid a 10% deposit of Rand 1.507 million (approx. C$0.20 million) for this property, leaving the balance due upon statutory registration of the surface rights in the Company’s name, expected to occur before December 31, 2008. The balance of Rand 13.562 (approx. C$1.87 million) is recorded in accounts payable at August 31, 2008. The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV (Note 5(a)).

8.           SHARE CAPITAL

(a)           Authorized

Unlimited common shares without par value

(b)           Issued and outstanding

At August 31, 2008 there were 62,649,247 shares outstanding.

During the year ended August 31, 2008:

(i)	850,000 share purchase warrants were exercised for proceeds of $1,487,500 and 760,500 stock options were exercised for proceeds of $821,824.

(ii)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $165,500. A filing fee of $2,264 related to this issue of shares was paid by the Company.

During the year ended August 31, 2007:

(iii)	6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 914,375 stock options were exercised for proceeds of $625,575.

(iv)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $230,000. A filing fee of $2,258 related to this issue of shares was paid by the Company.

During the year ended August 31, 2006:

(v)	the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $40,000.

(vi)	843,047 share purchase warrants were exercised for proceeds of $1,181,305 and 164,500 stock options were exercised for proceeds of $117,750.

(vii)
the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months until April 13-21, 2007. Filing fees of $7,000 and a finder’s fee of $45,704 related to this financing were paid by the Company in cash.

(viii)
the Company closed a non-brokered private placement for 1.7 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of two years until March 6, 2008. Filing fees of $7,532 related to this financing were paid by the Company in cash.

(vii)
the Company closed a brokered private placement for 5.6 million units at a price of $1.80 per unit. Each unit consisted of one common share and one half a common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until March 31, 2007 at a price of $2.10 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $705,600, which was paid in cash. The Agents’ legal and other costs totalling $56,000 were paid by the Company. The Company also paid $23,498 as a filing fee.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Certain stock options granted to employees, directors and officers of the Company vest on average at an amount of 25% per six month period.

The following tables summarize the Company’s outstanding stock options:

The weighted average exercise price of the exercisable options at year end was $2.00.

(i)
During the year ended August 31, 2008 the Company granted 1,367,500 stock options to employees. The Company has recorded $1,288,383 ($580,128 expensed and $708,255 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this year.

The following weighted average assumptions were used in valuing stock options granted during the year:

(ii)
During the year ended August 31, 2007 the Company granted 1,265,000 stock options to employees. The Company has recorded $1,487,661 of compensation expense relating to stock options granted or vested in this year.

The following weighted average assumptions were used in valuing stock options granted during the year:

(d)	Share purchase warrants

9.           RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)
Management, salary, consulting fees, and Director’s fees of $524,807 (2007 - $500,821, 2006 - $354,710) were incurred with directors during the year. At August 31, 2008, $75,000 was included in accounts payable (2007 - $21,869).

(b)
The Company received $135,895 (2007 - $138,210, 2006 - $135,340) during the year from MAG Silver Corp. (“MAG”), a company with two directors in common and a officer in common, under the terms of a 2003 service agreement for administrative services. Amounts receivable at the end of the year includes an amount of $1,819 due from MAG for other trade receivables (2007 - $267).

(c)
During the year the Company accrued or received payments of $108,000 (2007 – $67,200, 2006 – 27,300) from West Timmins Mining Inc. (“WTM”), a company with three directors in common and a officer in common, for administrative services. Amounts receivable at the end of the year includes an amount of $997 due from WTM for other trade receivables (2007 - $16,895 for both administration fees due ($9,540) and other trade receivables ($7,355)).

(d)
The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the year ended August 31, 2008 the Company accrued or paid Anthem $88,382 under the office lease agreement (2007 - $66,684, 2006 - $62,333).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

10.           CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as PTM RSA’s commitments, are as follows, as at August 31, 2008.

11.           SUPPLEMENTARY CASH FLOW INFORMATION

(a)           Net change in non-cash working capital

Of the $2,875,761 in accounts payable at August 31, 2008 an amount of $54,000 (approximately Rand 391,000) was incurred on behalf of the WBJV, and $1,872,000 (approximately Rand 13.6 million) was accrued for Surface rights. The Company also issued shares to the value of $165,500 during the year for property acquisitions.

(b)           Cash and cash equivalents

Cash and cash equivalents consist of the following:

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

Assets relate to properties situated as follows:

Results of Operations

13.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

At August 31, 2008, the Company has non-capital loss carry forwards available to offset future taxable income in Canada of $13 million, which expire at various dates from 2009 to 2028.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

(a)           Investment in WBJV

Under Canadian and US GAAP the Company accounts for its working interest in the WBJV as an investment in the WBJV. Under US GAAP exploration costs are expensed, whereas under Canadian GAAP these expenditures are capitalized to the investment in WBJV.

Under US GAAP, during the year ended August 31, 2008 the Company incurred $5,881,821 (2007 - $3,625,104; 2006 - $4,998,447) in exploration expenditures on behalf of the WBJV and recorded a corresponding amount in the consolidated statement of operations.

In addition, under Canadian GAAP the Company capitalized costs to the investment in WBJV that do not have an associated tax basis and which resulted in a future income tax liability of $289,749. Under Canadian GAAP, the Company adjusted the valuation allowance for future income tax assets by $289,749 and recorded a future income tax recovery of $289,749. Under US GAAP, the costs are not capitalized and a future income tax liability is not recorded. Accordingly, under US GAAP the Company has recorded an adjustment to decrease the future income tax recovery in the statement of operations by $289,749.

(b)           Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. The Company believes that these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

(c)	Marketable securities

Prior to September 1, 2007, the accounting for the Company’s marketable securities was different under US GAAP compared with the accounting under Canadian GAAP. Effective September 1, 2007, the Company adopted CICA Section 3855, Financial Instruments, which requires financial instruments to be carried in the financial statements at fair value. Accordingly, under Canadian GAAP the Company increased the carrying value on implementation of Section 3855 by $1,874,001 which is equal to the adjustment recorded for US GAAP purposes at August 31, 2007. However, the accounting for future income taxes with respect to his adjustment is different under Canadian and US GAAP. Under Canadian GAAP, the Company recorded a future income tax liability of $281,100 with a corresponding amount recorded to accumulated other comprehensive income. In addition, under Canadian GAAP the Company adjusted the valuation allowance for future income tax assets by $281,100 and recorded a future income tax recovery of $281,100 in the statement of operations. Under US GAAP, the adjustment to the valuation allowance would have been recorded to accumulated other comprehensive income. Therefore under US GAAP the Company has recorded an adjustment to decrease future income tax recovery by $281,100 and increase the transitional adjustment to accumulated other comprehensive income by $281,100, resulting in a nil impact for US GAAP purposes on the statement of operations.

During the year ended August 31, 2008, decreases in the fair value of the Company’s marketable securities resulted in decreases in the future tax liability of $144,900 and required the Company to increase its valuation allowance for future income tax assets and accordingly the Company recorded income tax expense of $144,900 for Canadian GAAP purposes in the statement of operations. For US GAAP purposes the Company recorded an adjustment to decrease future tax expense by $144,900 with a corresponding increase to other comprehensive income. The net amount of $136,200 is reflected as a GAAP difference for the year ended August 31, 2008 in the statement of operations.

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

(d)           Future income taxes

During the year ended August 31, 2006 a future income tax recovery of $5,506 was recorded under US GAAP relating to flow-through shares previously issued. Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

(e)           Accounting for stock-based compensation

Under US GAAP, the Company follows FASB Interpretation 44 which states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. The Company re-priced 65,000 stock options issued to employees and directors on March 6, 2002 and accounts for these options as variable with any increase in the market price over the reduced exercise price must be recognized as compensation cost. During the year ended August 31, 2006 changes in the market price of the Company’s common shares resulted in additional compensation expense of $50,200. At August 31, 2008 and 2007 none of these options remained outstanding.

(f)            Adopted accounting pronouncements

Effective September 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. The adoption of FIN 48 on September 1, 2007 did not impact the Company’s financial condition or results of operations.

(g)            Recent accounting pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. During 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP FAS 157-2”), which delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonrecurring fair value measurements of non financial assets and non financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis including those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, exit and disposal costs initially measured at fair value, and those initially measured at fair value in a business combination. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company is currently evaluating the impact that SFAS 157 and FSP FAS 157-2 will have on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter ended November 30, 2008. The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). This Statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contingent considerations and contractual contingencies based on their fair values as measured on the acquisition date. In addition, SFAS No. 141(R) requires the acquirer to measure the non-controlling interest in the acquiree at fair value, which will result in recognizing the goodwill attributable to the non-controlling interest in addition to the goodwill attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since Statement 141(R) will only be applicable to future business combinations, it will not have a significant effect on the Company’s financial position, results of operations or cash flows prior to such acquisitions.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Statement requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the non-controlling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that the adoption of SFAS 160 will not have significant effect on the Company’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 161 on its future disclosures.

15. SUBSEQUENT EVENTS

(a)
On September 2, 2008 the Company announced the signing of a term sheet with Anglo Platinum and Wesizwe Platinum to consolidate and rationalize the ownership of the WBJV.  In the proposed transaction Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $51.0 million at September 2, 2008). This will bring the Company’s interest in Projects 1 and 3 to 74% while at the same time eliminating its holdings in Project 2.  The cash payment to Wesizwe will be deferred until six months after closing the proposed transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for the Projects 1 and 3. The final agreement is still to be finalized and executed by all parties.

Under the terms of the proposed transaction equalization amount due to Anglo Platinum under the terms of the original WBJV agreement (See Note 5) will become payable on the later of December 31, 2008 or the effective date of the final agreement.  The effective date will occur once all conditions precedent have been fulfilled.  It is anticipated this date will be several months after the execution of definitive agreements, which at November 12, 2008 are in process of being finalized.  In the event the Company does not make the equalization payment on the date required, Anglo Platinum may elect to extend the payment deadline for six months, with interest, or they may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

(b)
On October 3 and October 7, 2008 the Company closed a non-brokered private placement for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions.

(c)	On October 15, 2008 the Company granted 1,727,000 incentive stock options at a price of $1.60 per share to Directors, Officers, and employees.